UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                            to

Commission file number   1-14130

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:  MSC Industrial Direct 401(k) Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: MSC Industrial Direct Co., Inc., 75 Maxess Road, Melville, New York 11747

PLAN NUMBER:  105334
PLAN EIN:  13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2003 AND 2002 AND YEAR ENDED DECEMBER 31, 2003

WITH REPORT OF INDEPENDENT AUDITORS

Plan Number: 105334

Plan EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2003 AND 2002 AND YEAR ENDED DECEMBER 31, 2003

All other schedules are omitted as they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974, as amended, and applicable regulations issued by the Department of Labor.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Trustee of the
MSC Industrial Direct 401(K) Plan

We have audited the accompanying statements of net assets available for benefits of the MSC Industrial Direct 401(K) Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets held at end of year as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Melville, New York

June 3, 2004

Plan Number: 105334

Plan EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2003	2002
Assets
Investments with custodian, at fair value	$54,274,233	$39,028,966

Receivables:
Employer contribution, net of forfeitures	49,803	56,058
Participant contributions	168,540	203,343
Participant loans	2,166,964	2,085,874

Total receivables	2,385,307	2,345,275

Net assets available for benefits	$56,659,540	$41,374,241

See accompanying notes.

Plan Number: 105334

Plan EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$8,315,265
Dividend, interest and loan income	1,138,954
9,454,219
Contributions:
Participants	6,286,692
Employer, net of forfeitures	1,171,693
7,458,385

Total additions	16,912,604

Deductions from net assets attributed to:
Benefits paid to participants	1,897,979
Withdrawals, administration fees and other	145,145
Total deductions	2,043,124

Net increase before transfer of plan assets	14,869,480

Transfer of plan assets (Note1):	415,819

Net increase	15,285,299

Net assets available for benefits:
Beginning of year	41,374,241

End of year	$56,659,540

See accompanying notes.

Plan Number: 105334

Plan EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

1.     DESCRIPTION OF PLAN

The following description of the MSC Industrial Direct 401(K) Plan (the “Plan”) provides only general information.  Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, covering all associates who meet certain age requirements.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  MSC Industrial Direct Co. Inc. (the “Company”) is responsible for the administration of the Plan.  T.Rowe Price Trust Company is the Plan Trustee (“TRP”) and T.Rowe Price Retirement Plan Services, Inc, is the recordkeeper for the plan.

Effective June 30, 2003, the Plan was amended to merge the Swiss Precision Instruments, Inc. 401(k) Profit Sharing Plan (the “SPI Plan”).  Swiss Precision Instruments is a subsidiary of the Company.  The net assets available for benefits of the SPI Plan merged into the Plan at June 30, 2003 was approximately $416,000.

Eligibility

An associate is eligible for participation in the Plan on the first day of the month after completing one full calendar month of service, and must be at least eighteen years of age.

Contributions and Vesting

Participants may elect to contribute between 1% and 15% of their pre-tax annual compensation, as defined in the Plan.  The maximum annual contribution a participant could make into the Plan, as established by the Internal Revenue Code (the “Code”), was $12,000 ($14,000 for participants eligible to make catch-up contributions) during 2003.  Participants may also contribute amounts representing distributions from other qualifying plans.  Participants are immediately vested in their pre-tax and rollover contributions.  Effective January 1, 2004, participants may elect to contribute between 1% and 40% of their pre-tax annual compensation, as defined in the Plan, subject to the Code annual maximum dollar contribution limits.

The Company may make a discretionary matching contribution based on the participant’s contributions.  The Company may also make a discretionary profit sharing contribution to participants to be allocated in the same ratio as each participant’s compensation bears to the total of such compensation of all eligible participants.  In general, Participants must have completed 1,000 hours of service and be employed on the last day of the Plan year to be eligible to share in the allocation of any profit sharing employer contributions.  Participants vest in Company contributions as follows:

Completed Years of Service	Vested Percentage
less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

In 2003, the Company’s discretionary matching contributions were $1,557,672. This included the payment of the December 31, 2003 contribution receivable and the application of forfeitures accumulated in 2003 and previous Plan years of $385,979.  There were no discretionary profit sharing contributions in 2003.

Plan Number: 105334

Plan EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 (continued)

1.     DESCRIPTION OF PLAN (continued)

Participant Accounts

Individual accounts are maintained for each participant.  Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined.

Forfeitures

Forfeited balances of terminated participants’ non-vested employer contributions are used to reduce future employer discretionary matching contributions.  Forfeitures accumulated during 2003 were $102,555, with a forfeiture balance of $13,146 as of December 31, 2003.

Participant Loans

The Plan has a loan provision, which allows participants to borrow from the Plan.  The minimum loan is $1,000, and the maximum loan is 50% of a participants’ total vested account balance, not to exceed $50,000.  The interest rate is established by the prime rate plus one percent.  Interest rates on outstanding loans as of December 31, 2003 ranged from 5.00% to 10.5%.  Interest paid by a participant on an outstanding loan is paid directly into the participant’s account.  Principal and interest is paid ratably through payroll deductions.  The repayment period cannot exceed five years unless the loan is used to acquire a participant’s principal residence.  A participant can only have two loans outstanding from the Plan at any given time.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or annual installments over a fixed period, if the participant’s vested balance exceeds $5,000.  For termination of service for other reasons, or if a participant’s vested balance is less than $5,000, the participant will receive the value of the vested interest in his or her account as a lump-sum distribution.

Plan Expenses

Expenses for recordkeeping, investment and other costs are paid by the Plan.  Accounting fees are paid by the Company.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounting records and financial statements of the Plan are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States and are based upon data provided by the recordkeeper

Plan Number: 105334

Plan EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 (continued)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

and/or custodian, adjusted for accruals for contributions receivable and excess contribution payments due to participants based on the results of ERISA limit testing.

Investments

The Plan’s investments are stated at fair value, which equals the quoted market prices on the last business day of the Plan year.  The shares of registered Investment Companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  Interest income is recorded on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Plan Number: 105334

Plan EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 (continued)

3.     INVESTMENTS

The Plan’s investments are held by the Trustee of the Plan and are managed by T.Rowe Price Investment Services, Inc.  The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2003 and 2002 are as follows:

December 31, 2003

PIMCO Total Return Fund	$4,171,681
TRP Balanced Fund	3,138,564
TRP Equity Income Fund	4,022,430
TRP Equity Index Trust	5,317,390
TRP Global Stock Fund	3,937,858
TRP Growth Stock Fund	7,383,433
TRP Stable Value Fund	10,810,926
TRP Personal Strategy Growth Fund	4,036,682

December 31, 2002

PIMCO Total Return Fund	$3,735,528
TRP Balanced Fund	2,333,213
TRP Equity Income Fund	2,798,527
TRP Equity Index Trust	3,791,891
TRP Global Stock Fund	2,808,047
TRP Growth Stock Fund	4,858,268
TRP Stable Value Fund	9,326,720
TRP Personal Strategy Growth Fund	2,541,870

4.     INVESTMENT OPTIONS

Participants may allocate their contributions into the Plan among the following 20 options:

1)              MSC Industrial Direct Inc. Class A Common Stock – The Plan Trustee will be permitted to acquire, with amounts directed by participants to be invested in the MSC Industrial Direct Co., Inc. Stock Fund, shares of Class A Common Stock (“Common Stock”) directly from the Company.

The Plan Trustee may acquire (sell) shares of Common Stock by purchasing (selling) such shares on the principal national securities exchange on which shares of Common Stock are traded on that date, and the cost of such shares will be the weighted average purchase price (weighted average sale price) paid by the Plan Trustee during a day.  The price includes commissions incurred in the purchase or sale.  Alternatively, the Plan Trustee may acquire shares of Common Stock directly from the Company.  If acquired directly from the Company, the cost of the shares of Common Stock will be the average of the high and low of the Common Stock as traded on the principal national securities exchange on which such shares are traded on the date issued by the Company.

Plan Number: 105334

Plan EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 (continued)

4.     INVESTMENT OPTIONS (continued)

The Plan Trustee may acquire shares of Common Stock in a single purchase or over time, as they determine in their sole discretion.

If circumstances so require, the Plan Trustee may suspend the purchase and sale of shares of Common Stock.  Such suspension will last until the Plan Trustee determines that the circumstances causing the suspension have ceased to exist.

The value of the MSC Industrial Direct Co., Inc. Stock Fund is subject to fluctuation in the market price of the shares of Common Stock.  There is no guarantee of investment performance.  Likewise, there is no guarantee that the Company will pay dividends in the future.  The fair market value of the shares of Common Stock will be equal to the closing price of the Common Stock as reported on the principal national securities exchange on which such shares are traded on the date of valuation.

2)              TRP Personal Strategy Growth – Seeks capital appreciation, income is a secondary concern.  The fund typically invests approximately 80% of assets in stocks and 20% in bonds and money market securities.  However, allocations can vary by up to ten percentage points from these guidelines.  While the advisor maintains a well-diversified portfolio, it may at a particular time shade stock selection toward markets or market sectors that appear to offer attractive value and appreciation potential.

3)              TRP Personal Strategy Balanced – Seeks capital appreciation and income.  The fund typically invests approximately 60% of assets in stocks, 30% in bonds, and 10% in money market instruments.  However, allocations can vary by up to ten percentage points from these guidelines.  While the advisor maintains a well-diversified portfolio, it may at a particular time shade stock selection toward markets or market sectors that appear to offer attractive value and appreciation potential.

4)              TRP Personal Strategy Income – Seeks capital appreciation, income is a secondary concern.  The fund typically invests approximately 40% of assets in stocks, 40% in bonds, and 20% in money market instruments.  However, allocations can vary by up to ten percentage points from these guidelines.  While the advisor maintains a well-diversified portfolio, it may at a particular time shade stock selection toward markets or market sectors that appear to offer attractive value and appreciation potential.

5)              PIMCO Total Return Fund – Seeks total return consistent with preservation of capital.  The fund invests at least 65% of assets in debt securities, including U.S. government securities, corporate bonds, and mortgage-related securities.  It may invest up to 20% of assets in securities denominated in foreign currencies.  The fund may invest up to 10% of assets in high yield securities rated B or higher.  The portfolio duration generally ranges from three to six years.

6)              TRP Balanced Fund – Seeks capital growth, current income, and preservation of capital.  The fund normally invests approximately 60% of assets in U.S. and foreign stocks and 40% of assets in fixed income securities.  It normally invests at least 25% of assets in senior fixed income securities.  Asset allocations may vary based on expected economic conditions.

Plan Number: 105334

Plan EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 (continued)

4.     INVESTMENT OPTIONS (continued)

7)              TRP Equity-Income Fund – Seeks dividend income and potential for capital appreciation.  The fund invests at least 80% of assets in common stocks, with 65% of assets in the common stocks of well-established companies paying above-average dividends.

8)              TRP Equity Index Trust  – Seeks long-term capital appreciation by investing primarily in common stocks.  Specifically, the Trust seeks to replicate the total return performance of the U.S. equity market as represented by the Standard & Poor’s Stock Index.

9)              TRP Growth Stock Fund – Seeks long-term growth of capital and income is secondary.  The fund normally invests at least 80% of assets in dividend paying common stock of well-established growth companies.     The fund may invest in foreign securities.

10)        TRP Global Stock Fund – Seeks long-term capital growth.  The fund normally invests at least 80% of assets in U.S. and foreign stocks.  It may invest in developed, newly industrialized, and emerging markets.  The fund normally maintains investments in at least five countries, one of which will be the United States.

11)        TRP International Stock Fund – Seeks long-term growth of capital.  The fund normally invests at least 80% of assets in stocks of established non-U.S. issuers.  It may invest the balance of assets in preferred stocks, warrants, convertibles, and/or debt securities.   The fund typically maintains investments in at least three foreign countries, and it may invest in both industrialized and developing countries.

12)        TRP Media and Telecommunications Fund – Seeks long-term growth of capital.  The fund normally invests at least 80% of assets in common stocks of companies engaged in any facet of media and telecommunications, including publishing, movies, cable TV, telephones, cellular services, technology and equipment.  Generally, the fund invests in companies in the large-to-mid capitalization range.  It can purchase foreign stocks, futures, and options, if such purchases are in keeping with the fund’s objectives.

13)        TRP Small-Cap Stock Fund – Seeks long-term growth of capital.  The fund normally invests at least 80% of total assets in equity securities of small companies.  It may also invest in equities, futures, and options.

14)        TRP Stable Value Common Trust Fund – Seeks to provide maximum current income while maintaining stability of principal.  The trust will invest primarily in GIC’s, BIC’s, and SIC’s that meet quality and credit standards.  The trust seeks to reduce risk through diversification of issuer and maturity and through credit analysis.  Certain of the SIC’s may be supported by units of the T. Rowe Price Managed Bond Common trust fund.  The Trust intends to maintain a cash reserve of no less than 5% of Trust assets.

15)        Janus Growth and Income Fund – Seeks long-term growth of capital and current income.  The fund invests up to 75% of assets in equity securities with growth potential, and at least 25% of assets in securities with income potential.  It may invest up to 35% of assets in high-yield bonds.  The fund may also invest up to 15% of assets in illiquid investments and without limit in foreign equity and debt securities.

16)        Invesco Small Company Growth Fund – Seeks long-term growth of capital.  The fund normally invests at least 80% of assets in small-capitalization companies.  These companies are included in the Russell 2000

Plan Number: 105334

Plan EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 (continued)

4.     INVESTMENT OPTIONS (continued)

Growth Index at the time of purchase, or if not included in that index, have market capitalization of $2.5 billion or below at the time of purchase.

17)        TRP Mid-Cap Value Fund – Seeks long-term capital appreciation.  The fund normally invests at least 80% of assets in companies whose market capitalization falls within the range of the companies in the S&P MidCap 400 or the Russell Midcap Value indexes.  It will not necessarily sell or cease to purchase stock of a company it already owns just because the company’s market capitalization moves outside this range.

18)        TRP Value Fund – Seeks long-term capital appreciation and income is secondary.  The fund normally invests at least 65% of assets in common stocks the portfolio manager regards as undervalued.  Management primarily focuses on large-company stocks, but the fund may also invest in mid-cap and small-cap companies.  It can also purchase foreign stocks, futures, and options, if such purchases are in keeping with the fund’s objectives.

19)        TRP Mid-Cap Growth Fund – Seeks long-term capital appreciation.  The fund invests at least 80% of the assets in mid-cap common stocks with above-average growth potential.  The advisor seeks companies that offer proven products or services, have an above-average historical record of earnings growth, have the potential for sustaining growth, operate in industries experiencing increasing demand, or are reasonably valued.  The fund can purchase foreign stocks, and options, if such purchases are in keeping with the fund’s objectives.

20)        Tradelink Investments – An optional brokerage account that offers participants the ability to diversify investments through the purchase of individual stocks, bonds, and other securities plus thousands of mutual funds from many well-known fund families.

5.     INCOME TAX STATUS

The Plan has received a favorable determination letter from the Internal Revenue Service dated March 8, 2004, stating that the written form of the plan document is qualified under Section 401(a) of the Internal Revenue Code (the "Code").  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6.               RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by TRP.  TRP is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Fees paid by the Plan for investment management services amounted to $17,650 for the year ended December 31, 2003.  In addition, accounting fees, which are not material, are paid by the Company.

Plan Number: 105334

Plan EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 (continued)

7.     PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of the Plan termination, participants will become 100% vested in their accounts.

Plan Number: 105334

Plan EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

FORM 5500 – SCHEDULE H LINE 4i:  SCHEDULE OF ASSETS HELD AT END OF YEAR

AS OF DECEMBER 31, 2003

Identity of Issuer	Description	Cost	Current Value

T. Rowe Price *	MSC Industrial Direct Co. Inc. Class A Common Stock	$1,147,648	$1,744,667
T. Rowe Price *	PIMCO Total Return Fund	4,119,850	4,171,681
T. Rowe Price *	TRP Balanced Fund	2,920,605	3,138,564
T. Rowe Price *	TRP Equity Income Fund	3,882,047	4,022,430
T. Rowe Price *	TRP Equity Index Trust	5,092,201	5,317,390
T. Rowe Price *	TRP Global Stock Fund	3,672,768	3,937,859
T. Rowe Price *	TRP Growth Stock Fund	6,885,023	7,383,433
T. Rowe Price *	TRP International Stock Fund	764,575	841,581
T. Rowe Price *	TRP Media & Telecommunications	1,232,014	1,584,230
T. Rowe Price *	TRP Small Cap Stock Fund	1,594,317	1,770,291
T. Rowe Price *	TRP Stable Value Fund	10,810,925	10,810,926
T. Rowe Price *	Janus Growth and Income Fund	515,043	561,039
T. Rowe Price *	Invesco Small Company Growth	122,631	132,506
T. Rowe Price *	Mid Cap Value Fund	1,426,098	1,669,792
T. Rowe Price *	Value Fund	365,002	412,616
T. Rowe Price *	Mid Cap Growth Fund	586,150	670,492
T. Rowe Price *	Personal Strategy Balanced	1,228,527	1,373,101
T. Rowe Price *	Personal Strategy Growth Fund	3,555,582	4,036,682
T. Rowe Price *	Personal Strategy Income Fund	547,802	597,519
T. Rowe Price *	Tradelink Investments	97,431	97,431
T. Rowe Price *	Cash	3	3
Participant Loans	5.00 - 10.5%	—	2,166,964
			$56,441,197

*                   Parties-in-interest

This schedule should be read in conjunction with the accompanying financial statements and notes thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MSC INDUSTRIAL DIRECT 401(K) PLAN

Date: June 25, 2004
/s/ Barbara Schwartz
Barbara Schwartz
Plan Administrator